UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Explanatory note
     This Report on Form 6-K contains an ad hoc release pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) published by Deutsche Bank AG on November 14, 2011. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
Josef Ackermann will no longer be available as a candidate for the Supervisory Board
The Nomination Committee proposes that Paul Achleitner be elected as Chairman of the Supervisory Board
     Frankfurt am Main, 14 November 2011 — The Chairman of the Management Board and the Group Executive Committee of Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB), Dr. Josef Ackermann, notified the bank’s Supervisory Board that he will no longer be available as a candidate to transfer onto the Supervisory Board following his departure from the Management Board effective upon the completion of the General Meeting 2012.
     Dr. Josef Ackermann said that the extremely challenging conditions on the international financial markets and in the political-regulatory environment demand his full attention as the Chairman of the bank’s Management Board. This does not allow enough scope for the many talks with individual shareholders necessary to implement the original plan.
     With regret, the Supervisory Board notes and respects this decision.
     The Nomination Committee recommends that the Supervisory Board propose Dr. Paul Achleitner, currently member of the Board of Management of Allianz S.E., for election to the Supervisory Board at the General Meeting 2012. Furthermore, the Nomination Committee recommends that Dr. Paul Achleitner be elected at the meeting of the Supervisory Board following the General Meeting as Supervisory Board Chairman. Dr. Achleitner will be available for this office, pending the formal approval of the Supervisory Board of Allianz S.E.
     As previously announced, Dr. Josef Ackermann will be leaving the bank’s Management Board, which he has been the Chairman of since 2002, with effect upon the completion of the General Meeting in May 2012. The process of transition to Jürgen Fitschen and Anshu Jain will be initiated as planned at the beginning of 2012.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: November 15, 2011

	By:	/s/ Joachim Mueller
	Name:	Joachim Mueller
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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